May 11, 2012

VIA EDGAR AND COURIER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

RE:	D.E MASTER BLENDERS 1753 B.V.

Amendment No. 2 to Registration Statement on Form F-1

Filed April 13, 2012

File No. 333-179839

Dear Mr. Schwall:

On behalf of D.E MASTER BLENDERS 1753 B.V. (“D.E MASTER BLENDERS”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-179839) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from D.E MASTER BLENDERS’ Amendment No. 2 to the Registration Statement, as filed on April 13, 2012.

The changes reflected in Amendment No. 3 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated April 24, 2012, as well as other updates.

Set forth below are D.E MASTER BLENDERS’ responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 3. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to D.E MASTER BLENDERS.

Mr. H. Roger Schwall

May 11, 2012

Amendment No. 2 to Registration Statement on Form F-1

General

1.	We note the footnote on the cover page of the registration statement stating that “[t]he registrant will convert from a private company with limited liability (beslotenvennootschap met beperkte aansprakelikheid) to a public company with limited liability (naamloze vennootschap) prior to the completion of the separation.” Please advise us as to whether:

•

this conversion from a B.V. to an N.V. will result in a new legal entity being created or new securities issued, or whether the conversion will occur as a result of the same legal entity assuming a different legal status; and

•	there will be any change to the rights of shareholders as a result of the conversion.

Additionally, provide us with your analysis as to whether the conversion transaction will be subject to or exempt from the registration requirements of the Securities Act.

In response to the Staff’s comment, we have been advised by Dutch counsel that the conversion from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“B.V.”) to a public company with limited liability (naamloze vennootschap) (“N.V.”) will not result in a new legal entity being created or new securities being issued. Rather, the conversion will occur as a result of the same legal entity assuming a different legal status, and the conversion will not terminate the legal existence of the current entity.

We further confirm that the conversion will not change any rights of shareholders that will receive ordinary shares of D.E MASTER BLENDERS 1753 N.V. in the merger, because such shareholders will not be shareholders in the Company while it is a B.V. The sole shareholder of the Company at the time of the conversion will be DE US, Inc., which is a wholly owned subsidiary of Sara Lee Corporation. In addition, we have been advised by Dutch counsel that there will not be any change to the rights of DE US, Inc., as our sole shareholder at the time of the conversion, except that the transfer of shares in a B.V. (as opposed to in a N.V.) is always subject to the blocking provisions of the B.V.’s articles of association, which blocking provisions contain a requirement for prior approval by the general meeting of shareholders.

We respectfully advise the Staff that the conversion of the Company from a B.V. to a N.V. will be effected through a process that is substantially similar to the process that a Dutch company undertakes to amend its articles of association and there will be no additional issuance of securities in connection with the conversion. The conversion will require, among other things, that resolutions of the Company’s sole shareholder be adopted to approve of the conversion and the amendment of the Company’s articles of association. In addition, the Company will need to execute a notarial deed of conversion that embodies its new articles of association. The Company, however, does not believe that the conversion is subject to Rule 145 because the

Mr. H. Roger Schwall

May 11, 2012

conversion will not involve or otherwise result in the issuance or conversion of any outstanding securities of the Company or any of the other types of transactions referenced in such Rule. The Company acknowledges that its outstanding ordinary shares will no longer be subject to certain transfer restrictions as a result of the amendment to the articles of association in relation to the conversion, but it does not believe that this change is so fundamental as to constitute a deemed issuance of a new security. In the event that the conversion is subject to Rule 145, the Company believes that the conversion will be exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemptions provided by Section 3(a)(9) and Section 4(2) of the Securities Act. If the conversion were to be deemed a new issuance of the Company’s ordinary shares, Section 3(a)(9) would provide an exemption from registration as an exchange between the Company and its existing securityholders. As discussed above, the conversion does not terminate the legal existence of the Company or otherwise result in the creation of a new legal entity under Dutch law. As a result, the same issuer requirement of Section 3(a)(9) is satisfied. Although the Company believes that a Section 3(a)(9) exemption is applicable, in the event that Section 3(a)(9) is not available, the Company also believes that any deemed issuance of the Company’s ordinary shares as a result of the conversion would be exempt from registration under Section 4(2) because it would be a transaction not involving a public offering. In that regard, at the time of conversion, the Company will only have one shareholder, which will be DE US, Inc.

2.	We note that portions of Exhibit 10.4 to your filing have been omitted pursuant to a request for confidential treatment under Rule 406 of the Securities Act. Please be advised that your confidential treatment request is under review, and any issues arising out of that review will need to be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

We note the Staff’s comment and understand that any issues arising out of the review of our confidential treatment request will need to be resolved prior to acceleration of effectiveness of the Registration Statement.

Mr. H. Roger Schwall

May 11, 2012

3.	We note that you have provided a form of short-form tax opinion as Exhibit 8.1. If you wish to use a short-form tax opinion, please obtain one that covers all of the relevant sections of your filing, and ensure that the tax opinion in the filing covers all of the tax consequences that are material to investors as required by Item 601(b)(8) of Regulation S-K. We note that the form of short-form tax opinion currently only refers to the section of the filing under the caption “Material U.S. Federal Income Tax Consequences of the Separation.” The tax opinion should also cover “Material U.S. Federal Income Tax Consequences of the Distribution, the CoffeeCo Special Dividend and the Merger,” “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger if the Distribution is Taxable,” “Material U.S. Federal Income Tax Consequences Relating to Section 7874 of the Code,” “Material United States Federal Income Tax Consequences of Owning or Disposing of DutchCo Ordinary Shares,” and any other relevant sections of your filing.

We note the Staff’s comment and have filed a revised form of opinion as Exhibit 8.1 to the Registration Statement.

Risk Factors, page 18

As a foreign private issuer listed solely on Euronext Amsterdam, page 37

4.	We note your response to prior comment 5. Please specify the corporate governance matters for which you expect to rely on Dutch corporate governance and disclosure practices.

We have revised the disclosure as requested. Please see page 37.

The Separation, page 40

Liabilities Unrelated to the Coffee and Tea Business, page 45

5.	Expand your disclosure to quantify the inherited and branded apparel liabilities. Clarify also the reasons that:

•	You have assumed the inherited liabilities even though they were not previously legally owned or managed by you; and

•	You came to assume the branded apparel liabilities.

We note your supplemental response number 8.

We note the Staff’s comment and have revised our disclosure accordingly. Please see pages 45 and 46 for our expanded disclosures.

Mr. H. Roger Schwall

May 11, 2012

6.	We note your response to prior comment 8, which indicates that you have not reflected changes in the inherited liabilities in your historical income statements. Please tell us the expense amounts associated with the inherited liabilities for all periods presented. Additionally, tell us when the decision was made to impose the inherited liabilities on the international coffee and tea operations. Lastly, clarify how you determined that the inherited liabilities should be included in the historical balance sheets, rather than pro forma, given that the inherited liabilities will be transferred in connection with the separation from Sara Lee.

In response to the Staff’s comment, please find the additional information requested:

Amount of expense

The amount of expense / (income) associated with the inherited liabilities is as follows for each of the periods presented (all amounts in millions of euro):

Period ended	Amount
Fiscal 2009	€(23.4)
Fiscal 2010	23.2
Fiscal 2011	133.0
First half fiscal 2011	90.1
First half fiscal 2012	6.2

As further described below, neither the inherited liabilities nor these expense / (income) amounts are included in our historical financial statements. In addition, there is no expense related to these inherited liabilities in our pro forma income statement as the expense is not expected to be ongoing.

Mr. H. Roger Schwall

May 11, 2012

Timing of decision to impose liabilities. The decision to impose the inherited liabilities on the international coffee and tea operations was effectively made during Fiscal 2011. In April 2011, the Sara Lee board of directors discussed the criteria under which any remaining liabilities, unrelated to either of the ongoing businesses, would be split between the international coffee and tea businesses and the remaining Sara Lee entity. In May 2011, the Sara Lee board of directors endorsed the filing of a private letter ruling request with the Internal Revenue Service related to the separation, which resulted in the separation qualifying as tax free to shareholders as further described on page 13 of our Registration Statement. This private letter ruling included a revised corporate structure, which resulted in the entities that held the inherited liabilities being owned by the Company. This structure and the inherited liabilities that the international coffee and tea operations would absorb as a result of its implementation was consistent with the criteria established by the board of directors as to how these liabilities would be split.

Inclusion in historical combined balance sheets. As there are no specific guidelines under International Financial Reporting Standards (“IFRS”) in relation to the preparation of carve out financial statements, we considered, among other things, the guidance in International Accounting Standard No. 8, (“IAS 8”), paragraph 10, in determining the treatment of the inherited liabilities. Based on our assessment of this guidance, we originally reflected these liabilities in the historical combined financial statements in part to provide information regarding these liabilities for all periods presented versus for only the most recent period for which we provide a pro forma balance sheet.

In our Registration Statement we have revised our basis of presentation and excluded the inherited liabilities, which will become our financial obligation after separation, from the definition of the international coffee and tea group. As a result, these liabilities have been removed from the historical combined financial statements and reflected in the pro forma financial information.

Mr. H. Roger Schwall

May 11, 2012

7.	Expand your disclosure to include the amount or range of reasonably possible losses associated with the inherited liabilities and the liabilities associated with branded apparel business in excess of amounts previously accrued.

In response to the Staff’s comment, we considered during the preparation of our combined financial statements the disclosure of the amount or range of possible losses associated our branded apparel liabilities in excess of amounts previously accrued. As these liabilities consist of pension obligations and medical claims, the amounts accrued were determined based on actuarial computations and, accordingly, we have not added any additional disclosure.

As noted in our response to the Staff’s comment 6 above, we have excluded the inherited liabilities from the financial statements included in our Registration Statement and, accordingly, have not added any disclosure.

Mr. H. Roger Schwall

May 11, 2012

Conditions to the Separation, page 46

8.	We have considered your supplemental response to prior comment 10 but do not concur in part. You indicate that the Separation is conditioned upon the receipt of an opinion by an expert(s). Identify those experts and provide their consents.

We have revised the disclosure to state that we currently anticipate that Duff & Phelps, LLC will be providing the referenced opinion, and we have filed the consent of Duff & Phelps, LLC as Exhibit 23.4 to the Registration Statement.

Material U.S. Federal Income Tax Consequences of the Distribution, the CoffeeCo Special Dividend and the Merger, page 51

9.	We note your statement that “[t]he distribution is conditioned upon the receipt by Sara Lee of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Sara Lee, to the effect that (1) the distribution and certain related transactions, including the debt exchange, should qualify as tax-free to Sara Lee, CoffeeCo and Sara Lee shareholders under Sections 355, 368(a)(1)(D), and 361 and related provisions of the Code and (2) the merger should qualify as a tax-free reorganization to Sara Lee and DutchCo under Section 368(a) of the Code, but which should result in the recognition of gain, but not loss, by U.S. Holders under Section 367 of the Code. Sara Lee expects to receive such opinion, along with the opinion addressing Section 7874 of the Code, at the effective time of the distribution [emphasis added].” Please provide the tax opinion described here. Your statement that on page 53 that “[t]he merger is generally expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code …[emphasis added]” is not sufficient.

We note the Staff’s comment and have revised the tax disclosure as requested to state the tax opinions to be received from Skadden, Arps, Slate, Meagher & Flom LLP at the time of the transaction and to provide that the disclosure constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP. As set forth in the revised form of tax opinion provided as Exhibit 8.1, the disclosure included in this registration statement constitutes the opinion of counsel. We believe that the description of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as a “should” opinion provides shareholders the appropriate level of disclosure as to the nature of the risk involved. The “should” level of opinion is appropriate in this context due to the highly factual nature of the issues covered in the tax opinions and the lack of authority directly on point. We have stated these considerations in the risk factor on pages 30-31 and in the tax disclosure on pages 54-56.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger if the Distribution is Taxable, page 53

Mr. H. Roger Schwall

May 11, 2012

10.	We note your statement that “[p]ursuant to IRS ruling policy, the IRS Ruling does not establish that the distribution satisfies every requirement for qualification under Sections 355, 368(a)(1)(D) and 361 of the Code, and the parties will rely solely on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP for comfort that such additional requirements not covered by the IRS Ruling should be satisfied [emphasis added].” Please provide the tax opinion described here.

We note the Staff’s comment and have revised the tax disclosure as requested to state the tax opinions to be received from Skadden, Arps, Slate, Meagher & Flom LLP at the time of the transaction and to provide that the disclosure constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP. As set forth in the revised form of tax opinion provided as Exhibit 8.1, the disclosure included in this registration statement constitutes the opinion of counsel. We believe that the description of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as a “should” opinion provides shareholders the appropriate level of disclosure as to the nature of the risk involved. The “should” level of opinion is appropriate in this context due to the highly factual nature of the issues covered in the tax opinions and the lack of authority directly on point. We have stated these considerations in the risk factor on pages 30-31 and in the tax disclosure on pages 54-56.

Selected Historical and Unaudited Pro Forma Combined Financial Data, page 68

11.	We note that you provided pro forma adjustments to your income statements in narrative form. Please tell us how you considered the guidance in Rule 11-02(a)(4) of Regulation S-X regarding columnar form showing historical statements, pro form adjustments, and pro forma results.

We note the Staff’s comment and have revised the unaudited pro forma combined financial information to include a pro forma income statement in columnar form showing historical statements, pro forma adjustments and pro forma results. Please see pages 68-70 for our revised disclosure.

Note 12(ii)(b), page 71

12.	We note that you included a pro forma adjustment based in part on an assumed fixed interest rate on estimated new borrowings. Please clarify how you determined that this adjustment is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

We note the Staff’s comment and have revised the disclosure to describe the basis for estimating the assumed fixed interest rate on the estimated new borrowings. As described in our revised disclosure, the estimated rate is based on a quote from a third party financial institution. This quote was based on the expected terms of the new borrowings, taking into consideration certain movements in the treasury yields from the date of the quote, as well as the expected credit rating of D.E MASTER BLENDERS. Please see page 70 for our revised disclosure.

Mr. H. Roger Schwall

May 11, 2012

Exhibit 5.1

13.	We note the limitation in the legality opinion of Dutch counsel, De Brauw Blackstone Westbrook N.V., as follows: “6.2 Each person relying on this opinion agrees, in so relying, that only De Brauw shall have any liability in connection with this opinion, that the agreement in this paragraph 6.2 and other matters relating to this opinion shall be governed exclusively by Dutch law and that the Dutch courts shall have exclusive jurisdiction to settle any dispute relating to this opinion [emphasis added].” Please remove the limitation concerning exclusive jurisdiction for disputes.

We note the Staff’s comment and have filed a revised form of opinion as Exhibit 5.1 to the Registration Statement.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc: Securities and Exchange Commission

Norman von Holtzendorff

D.E MASTER BLENDERS 1753 B.V.

Onno van Klinken

Skadden, Arps, Slate, Meagher & Flom LLP

Rodd M. Schreiber